# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WisdomTree U.S. Quality Dividend Growth Fund, CIK 0001350487
CUSIP: 97717X669
Title of class of securities: Exchange-Traded Fund
Address of issuer's principal executive offices: c/o WisdomTree Trust, 380 Madison Avenue, New York, New York (NY), 10017
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-18-029974
Filed by CIK 0000713676

## Reporting persons
- The PNC Financial Services Group, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); sole voting power 17,489,818; shared voting power 447,071; sole dispositive power 16,865,995; shared dispositive power 1,155,476; aggregate amount beneficially owned 18,058,986 (9.95% of the class)

## Item 1. Issuer
Name of issuer: WisdomTree U.S. Quality Dividend Growth Fund
Address of issuer's principal executive offices: c/o WisdomTree Trust, 250 West 34th Street, 3rd Floor, New York, NY 10119

## Item 2. Person Filing
Name of person filing: The PNC Financial Services Group, Inc.
Address of principal business office or, if none, residence: 300 Fifth Avenue, Pittsburgh, PA 15222-2401
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 18,058,986 shares
Percent of class: 9.95
Sole power to vote or to direct the vote: 17,489,818
Shared power to vote or to direct the vote: 447,071
Sole power to dispose or to direct the disposition: 16,865,995
Shared power to dispose or to direct the disposition:
1,155,476

Of the total fund shares reported herein, 17,433,338 fund shares are held in accounts at PNC Bank, National Association in a fiduciary capacity for clients.

Of the total fund shares reported herein, 55,584 fund shares are held in accounts at PNC Delaware Trust Company in a fiduciary capacity for clients.

Of the total fund shares reported herein, 35,361 fund shares are held in accounts at PNC Ohio Trust Company in a fiduciary capacity for clients.

Of the total fund shares reported herein, 534,703 fund shares are held in accounts at PNC Investments LLC in a fiduciary capacity for clients.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for any other purposes other than the purposes of Section 13(g) of the Act.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The PNC Financial Service Group, Inc.'s clients, those with accounts at the PNC subsidiaries noted herein, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
PNC Bank, National Association - BK

PNC Delaware Trust Company - BK

PNC Ohio Trust Company - BK

PNC Investments LLC - BD

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The PNC Financial Services Group, Inc.: /s/ Gregory H. Kozich, Gregory H. Kozich, Senior Vice President & Controller (02/07/2025)